BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders that, on the date hereof, it received a letter from ABERDEEN ASSET MANAGEMENT PLC, on its behalf and on behalf of the investment funds and portfolios managed by companies within its economic group (“Aberdeen”) to withdraw and cancel the request for the adoption of the cumulative vote for the election of the candidates for the Board of Directors to take place on the Ordinary and Extraordinary General Shareholders’ Meeting called for April 26, 2018 (“AGOE”), that was presented by Aberdeen on April 12, 2018, as informed by the Company in the Notice to Shareholders as of the same date.

Considering Aberdeen’s request to withdraw the cumulative vote and the fact that no other request for the adoption of the cumulative was presented by other shareholders holding 5% (five percent) of the Company’s capital stock, according to article 141 of the Brazilian Corporations Law, the election of the members of the Board of Directors in the AGOE will take place by means of slate-based voting system, as provided in article 20 of BRF’s bylaws.

In view of the foregoing, the votes sent by the shareholders by means of Distance Voting Form and by the material contained in the Public Request for Power-of-Attorney presented by the Company, as provided under article 21-O, caput, of Instruction CVM 481/2009, will be disregarded in connection with the election of the members of the Board of Directors by cumulative vote.

According to (i) the Vote Agreement executed on April 19, 2018 among Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Petrobrás de Seguridade Social – Petros, the investment funds represented by its manager Tarpon Gestora de Recursos S.A. and Mr. Abilio dos Santos Diniz, as informed by the Company in the Material Fact of the same date; and (ii) resolution taken in the Board of Directors’ Extraordinary Meeting also held on April 19, 2018, informed in the Notice to Shareholders published in April 20, 2018, the only slate currently running for the election of the members of the Board of Directors is comprised by the following candidates: Augusto Marques da Cruz Filho, Dan Ioschpe, Flávia Buarque de Almeida, Francisco Petros Oliveira Lima Papathanasiadis, José Luiz Osório, Luiz Fernando Furlan, Pedro Pullen Parente, Roberto Antonio Mendes, Roberto Rodrigues e Walter Malieni Jr.

The shareholders that have sent their voting instructions based on the cumulative vote system, in order to have their corresponding votes counted in the referred slate or any other eventual slate proposed, may, if they wish, attend the AGOE or by means of attorneys-in-fact and exercise their vote in person, according to the terms of Article 21-W, § 5°, of  Instruction CVM 481/2009.

The Company further informs that will resubmit all the documents related to the AGOE, in order to update them according to the new information related to the request to withdraw cumulative vote presented by Aberdeen.

São Paulo, April 25 2018

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer